UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 0-50832

Vermilion Energy Trust
(Exact name of registrant as specified in its charter)
2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On October 18, 2005 Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) announced that a wholly-owned subsidiary has entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to negotiate the purchase of its 89.88% shareholding in Esso Rep S.A. (Esso Rep). The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: October 18 , 2005.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Press Release - October 18, 2005
Vermilion Energy Trust Announces
Exclusivity Arrangement with Exxon Mobil French Subsidiary

Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) announced today that a wholly-owned subsidiary has entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to negotiate the purchase of its 89.88% shareholding in Esso Rep S.A. (Esso Rep).

Esso Rep produces some 4,600 barrels of oil per day in France and its assets are adjacent to and highly complementary to Vermilion’s existing assets in that country. The proposed acquisition of Esso Rep demonstrates Vermilion’s continued long term commitment to France and is consistent with its European growth strategy.

Any transaction would be subject to the parties entering into a definitive purchase and sale agreement which would be subject to the satisfaction of all conditions precedent, including due diligence and the receipt of all necessary regulatory approvals and which will require consultation with appropriate employee representative groups.

Vermilion Energy Trust is an international energy trust that benefits from geographically diverse production. Vermilion trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Lorenzo Donadeo, President and Chief Executive Officer,
Curtis W. Hicks, Executive Vice President and Chief Financial Officer
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com